UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On April 24, 2014, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

•	Agenda: Appointment of directors of Kookmin Bank

•	Details of the appointed directors of Kookmin Bank:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Joong-Woong Kim (Re-appointment) (11/07/1941)	Chairman of the Board, Kookmin Bank

•   Chairman and CEO, Hyundai Securities Co., Ltd.

•   Chairman and CEO, Hyundai Research Institute

•   President and CEO, Hyundai Research Institute

•   Member, Financial Development Deliberative Committee

•   Editorial Writer, Jungang Economy Newspaper

•   Director, Korea-Europe Fund

•   President and CEO, National Information and Credit Evaluation, Inc.

•   Research Director and Head of the Monetary and Finance Division, Korea Development Institute

•   Director of International Cooperation Division, Foreign Capital Division and Financial Policy Division, the Ministry of Finance

			• Ph.D. in Economics, Clark University • LL.B., Seoul National University • Kyunggi High School	Republic of Korea	1 year (04/26/2014 – 04/25/2015)

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
In-Ho Cho (New-appointment) (01/05/1956)	Professor of Law, Duksung Women’s University

•   Chairman of the Capital Markets Section, Financial Development Deliberative Committee

•   Non-executive director, Korea Exchange

•   Commissioner, Securities and Futures Commission

•   Member, Market Oversight Commission, Korea Stock & Futures Exchange

			• Ph.D. in Law, University of Washington • LL.M., University of Washington • LL.M., Seoul National University • LL.B., Seoul National University	Republic of Korea	2 years (04/24/2014 – 04/23/2016)

*	Mr. Joong-Woong Kim and Mr. In-Ho Cho will be registered as non-executive directors of Kookmin Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 24, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO